Exhibit 16.1

June 12, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated June 12, 2026 of Rocky Mountain Chocolate Factory, Inc. and are in agreement with the statements contained in paragraphs 2, 3, 4 and 5 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ CohnReznick